Q1 2024
EARNINGS CONFERENCE CALL

May 1, 2024



FORWARD LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2024 and 2024-2028, including cleaner energy investments; forecast rate base and rate base growth for 2024-2028; the nature, timing, benefits and expected costs of additional opportunities beyond the Capital Plan, including investments related to Tranche two of the MISO LRTP, TEP's and UNS Electric's IRPs, and renewable natural gas solutions and LNG infrastructure in British Columbia; annual dividend growth guidance through 2028; the expected impact of new customer rates at TEP; the intention to work with S&P with respect to the Corporation's physical risks and ongoing efforts to mitigate climate change; the expectation of stability in the funding plan and the resulting average cash flow to debt metrics over the next five years; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; forecast rate base and rate base growth for 2024-2028 by business unit; forecast capital expenditures for 2024-2028 by business unit; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP, UNS Energy Roadrunner Reserve Battery Storage Project, UNS Energy Vail-to-Tortolita Transmission Project, UNS Energy IRP Energy Resources, FortisBC Eagle Mountain Woodfibre Gas Line Project, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project, FortisBC Tilbury 1B Project, FortisBC Okanagan Capacity Upgrade, and Wataynikaneyap Transmission Power Project; forecast debt maturities for 2024-2033; and scheduled preferred share dividend rate resets.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated capital expenditures and rate base converted at a forecast USD:CAD foreign exchange rate of 1.30 for 2024-2028.



DAVID HUTCHENS

President & Chief Executive Officer



JOCELYN PERRY

EVP & Chief Financial Officer



Q1 2024 BUSINESS UPDATE

- Safe & Reliable Service
- 2024 Capital Plan of $4.8B On Track
- Right of First Refusal in Iowa
- MISO LRTP Tranche 2 Progressing
- 2024 Climate Report Released



HIGHLY EXECUTABLE CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF ~6%



$1.1B
Capital Expenditures in Q1
2024 annual capital plan of $4.8B on track with major projects progressing

$25B
2024-2028 Capital Plan
~20% major capital projects;

~$7B in cleaner energy capital


$37B
$49B
'23A
'28F

6.3%
5-Year Rate Base CAGR(1)
Rate Base forecast to grow from $37.0B in 2023 to $49.4B in 2028

(1) 2023-2028 CAGR calculated based on a constant foreign exchange rate.

KEY DEVELOPMENTS ON OPPORTUNITIES BEYOND THE PLAN

ITC
A FORTIS COMPANY

MISO Long-Range Transmission Plan Tranche 2

- In March 2024, MISO released a preliminary map of Tranche 2 projects with transmission investments estimated in the range of ~US$17-$23B with potential for certain projects in ITC's footprint
- MISO Board approval expected in H2 2024

UNS
UNS Energy Corporation
A Fortis Company

IRPs at TEP and UNS Electric

- In November 2023, TEP and UNS Electric filed new IRPs
- Estimated incremental opportunity of US$2.0-$4.0B at TEP and US$0.5-$1.0B at UNS Electric through 2038
- In December 2023, a joint all-source RFP initiated seeking up to 1,500 MW of new resources

FORTIS BC

Approval of RNG Application

- In March 2024, the BCUC approved key elements of FortisBC's Revised RNG application
- Requires that deliveries of natural gas to all customers include a portion of RNG
- Approval enables FortisBC to decarbonize energy use in existing residential and commercial buildings

FORTIS BC

Environmental Assessment for Tilbury Marine Jetty

- Environmental assessment certificate issued by the Province of British Columbia in March 2024
- Jetty will mainly service marine bunkering
- A federal environmental assessment certificate remains outstanding

CLIMATE REPORT HIGHLIGHTS

Overview

- Climate scenario analysis conducted using low and high emissions scenarios over three time horizons (present day, 2030 and 2050)
- Physical climate risks and opportunities were assessed on priority assets using nine climate hazards
- Transition risk and opportunity assessment was aligned with enterprise risk management principles
- Fortis' business strategy addresses the identified risks and opportunities and informs future work to advance preparedness for climate impacts


FORTIS
Climate Report
2024

DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY


50 CONSECUTIVE YEARS OF DIVIDEND INCREASES
FORTIS
50
YEARS
2023
73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23





4-6%

Annual Dividend Growth Guidance through 2028


FORTIS
THE MARKET IS OPEN

FIRST QUARTER RESULTS

Reported EPS



$0.90
$0.93
Q1 2023
Q1 2024

Adjusted EPS



$0.91
$0.93
Q1 2023
Q1 2024

Q1 Adjusted EPS Drivers

- ⬆ Rate base growth
- ⬆ Timing of GCOC decision at FortisBC in 2023
- ⬇ Higher holding company costs and weighted average shares outstanding
- ⬇ Disposition of Aitken Creek

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 16 for the Non-U.S. GAAP reconciliation.

FIRST QUARTER 2024 EPS DRIVERS



$0.91
$0.06
$0.02
$0.01
$0.01
($0.06)
($0.02)
$0.93
Q1 Adjusted EPS impacted by ($0.03) associated with disposition of Aitken Creek; on an annual basis Aitken Creek will be neutral to EPS, net of finance cost savings
Q1 2023 Adjusted EPS
Western Canadian Electric & Gas(1)
U.S. Transmission (ITC)
U.S. Electric & Gas(2)
Other Electric
Corporate & Other
Weighted Average Shares
Q1 2024 Adjusted EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 16 for the Non-U.S. GAAP reconciliation.

(1) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(2) Includes UNS Energy and Central Hudson.

LIQUIDITY & CREDIT RATINGS

Raised ~$400M in Long-Term Debt

- ITC
  - US$85M 10-year notes at 5.98%
  - US$75M 5-year bonds at 5.11%
  - US$75M 10-year bonds at 5.38%
- Central Hudson
  - US$25M 7-year notes at 5.59%
  - US$35M 10-year notes at 5.69%

Debt Maturities & Preference Share Dividends

- Limited near-term non-regulated debt maturities
  - Fortis Inc. – US$190M (2024)
  - ITC Holdings – US$400M (2024)[1]
- Preference share dividend rate resets
  - Series M ($600M) – Q4 2024

Credit Ratings & Outlooks

Moody's	S&P Global	Morningstar DBRS
Baa3	A-[2]	A (low)
Stable	Negative	Stable

(1) Partially prefunded in 2023.
(2) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

RECENT REGULATORY ACTIVITY

ITC — Iowa Transmission Right of First Refusal

- In December 2023, the Iowa District Court ruled that the Iowa ROFR legislation is unconstitutional, based on procedural grounds
- The District Court granted an injunction enjoining further action under or in reliance on the ROFR legislation, preventing any action on MISO LRTP Tranche 1 projects in Iowa that depend on the ROFR(1)
- In March 2024, the Iowa District Court issued an order denying all motions for reconsideration; ITC filed an appeal in April 2024 with the Iowa Supreme Court

Central Hudson — General Rate Application

- In July 2023, application filed with PSC seeking new rates effective July 1, 2024
- Decision from the PSC expected in July 2024

FortisBC — 2025-2027 Rate Framework

- In April 2024, FortisBC filed an application with the BCUC requesting approval of a rate framework for 2025 through 2027



(1) ITC's five-year capital plan includes ~US$900M in MISO LRTP Tranche 1 projects in Iowa. Under the MISO tariff, approximately 70% of the Tranche 1 projects are upgrades to ITC Midwest facilities along existing rights of way, which under MISO's tariff grants ITC Midwest the option to construct the upgrades regardless of the outcome of the appeal to the Iowa Supreme Court.



WHY INVEST IN FORTIS?

SUSTAINABLE GROWTH

Focused on Executing

Strong Rate Base Growth	Robust Transmission Investment Pipeline	Transparent Funding Plan
Cleaner Energy Transition	4-6% Annual Dividend Growth	Investment-Grade Credit Ratings

LOW-RISK

Safe, Well-Run Utilities

Strong Governance	Regulatory & Geographic Diversity	Constructive Regulatory Relationships
Local Business Model	Virtually 100% Regulated	Low Environmental Footprint

UPCOMING EVENTS

Expected Earnings Release Dates

- Q2 2024 – July 31, 2024
- Q3 2024 – November 5, 2024

Other Investor Events

- TD Energy & Power Conference (Calgary) – July 9-10, 2024



NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT EPS)	Q1 2024	Q1 2023	VARIANCE
Adjusted Net Earnings:			
Net Earnings	**459**	**437**	**22**
Adjusting item:			
Unrealized loss on mark-to-market of derivatives at Aitken Creek(1)	-	2	(2)
Adjusted Net Earnings	**459**	**439**	**20**
Adjusted Net Earnings per Share	**$0.93**	**$0.91**	**$0.02**
Capital Expenditures:			
Additions to property, plant and equipment	1,071	907	164
Additions to intangible assets	42	47	(5)
Adjusting item:			
Wataynikaneyap Transmission Power Project(2)	15	41	(26)
Capital Expenditures	**1,128**	**995**	**133**

(1) Represents the mark-to-market accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $1M, for the three months ended March 31, 2023, included in the Corporate and Other segment. The sale of Aitken Creek closed on November 1, 2023.
(2) Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment.

FIRST QUARTER RESULTS BY BUSINESS UNIT

First Quarter Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q1 2024	ADJUSTMENT	ADJUSTED Q1 2024[(1)]	Q1 2023	ADJUSTMENT	ADJUSTED Q1 2023[(1)]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	138	-	138	126	-	126	12
Regulated – U.S. Electric & Gas							
UNS Energy	88	-	88	90	-	90	(2)
Central Hudson	37	-	37	32	-	32	5
	125	-	125	122	-	122	3
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	146	-	146	124	-	124	22
FortisAlberta	45	-	45	40	-	40	5
FortisBC Electric	20	-	20	18	-	18	2
Other Electric[(2)]	34	-	34	30	-	30	4
	245	-	245	212	-	212	33
Corporate and Other	(49)	-	(49)	(23)	2	(21)	(28)
Common Equity Earnings	**459**	**-**	**459**	**437**	**2**	**439**	**20**
Weighted Average Shares (# millions)	491.6	-	491.6	483.1	-	483.1	8.5
EPS	**$0.93**	**-**	**$0.93**	**$0.90**	**$0.01**	**$0.91**	**$0.02**

(1) Non-U.S. GAAP financial measure. Refer to Slide 16 for the Non-U.S. GAAP reconciliation.
(2) Includes Eastern Canadian and Caribbean electric utilities.

2023–2028 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS, EXCEPT FOR CAGR)	2023A	2024F	2025F	2026F	2027F	2028F	5-YEAR CAGR to 2028
Regulated – Independent Electric Transmission							
ITC[(1)]	11.5	12.0	12.7	13.4	14.4	15.6	7.0%
Regulated – U.S. Electric & Gas							
UNS Energy	7.3	7.6	8.1	8.5	9.0	9.5	6.3%
Central Hudson	3.0	3.1	3.4	3.6	3.8	4.1	7.1%
Total Regulated – U.S. Electric & Gas	10.3	10.7	11.5	12.1	12.8	13.6	6.5%
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	5.9	5.9	6.3	6.8	7.7	8.4	7.1%
FortisAlberta	4.2	4.4	4.6	4.8	5.0	5.2	4.6%
FortisBC Electric	1.7	1.7	1.8	1.9	1.9	2.0	4.0%
Other Electric	3.4	3.7	3.9	4.2	4.4	4.6	6.1%
Total Regulated – Canadian & Caribbean Electric & Gas	15.2	15.7	16.6	17.7	19.0	20.2	5.9%
Total Rate Base Forecast	**37.0**	**38.4**	**40.8**	**43.2**	**46.2**	**49.4**	**6.3%**

Note: U.S. dollar-denominated rate base converted at a foreign exchange rate of 1.35 for 2023 and 1.30 for 2024-2028. CAGR, as defined in the Q1 2024 MD&A, is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.

2024-2028 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2024F	2025F	2026F	2027F	2028F	2024-2028 TOTAL
Regulated – Independent Electric Transmission						
ITC	1,252	1,474	1,449	1,477	1,537	7,189
Regulated – U.S. Electric & Gas						
UNS Energy	1,111	854	912	1,310	973	5,160
Central Hudson	408	421	437	421	485	2,172
Total Regulated – U.S. Electric & Gas	1,519	1,275	1,349	1,731	1,458	7,332
Regulated – Canadian & Caribbean Electric & Gas						
FortisBC Energy	764	868	775	1,093	699	4,199
FortisAlberta	586	574	623	629	657	3,069
FortisBC Electric	134	152	158	150	141	735
Other Electric	507	470	484	502	488	2,451
Total Regulated – Canadian & Caribbean Electric & Gas	1,991	2,064	2,040	2,374	1,985	10,454
Non-Regulated – Corporate & Other	7	4	3	3	2	19
Total Capital Plan	**4,769**	**4,817**	**4,841**	**5,585**	**4,982**	**24,994**

Note: Capital Plan is a forward-looking Non-U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to the Non-U.S. GAAP reconciliation on Slide 16. U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30.

MAJOR CAPITAL PROJECTS

($ Millions)	2024-2028F	Estimated Completion Date
ITC MISO LRTP[1]	1,477	Post-2028
UNS Roadrunner Reserve Battery Storage Project	345	2025
UNS Vail-to-Tortolita Transmission Project	286	2026
UNS IRP Energy Resources[2]	417	2027
FortisBC Eagle Mountain Woodfibre Gas Line Project[3]	750	2027
FortisBC Tilbury LNG Storage Expansion	537	Post-2028
FortisBC AMI Project	515	2028
FortisBC Tilbury 1B Project	378	Post-2028
FortisBC Okanagan Capacity Upgrade[4]	213	2026
Wataynikaneyap Transmission Power Project[5]	65	2024


Major Capital Projects ~20%
$25B
Capital Plan
2024-2028
Smaller Projects ~80%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Reflects investments associated with six projects that run through ITC's MISO operating companies' service territories, including Michigan and Iowa. Total estimated transmission investments of US$1.4B to US$1.8B through 2030, with capital expenditures of approximately $1.5B (US$1.2B) included in the Corporation's 2024-2028 Capital Plan.
(2) Includes capital expenditures for resource requirements, including wind and solar generation and energy storage systems, supporting the transition to cleaner energy as outlined in TEP's 2023 IRP.
(3) FortisBC Energy's investment in the project has increased to $750M, net of customer contributions, as compared to $420M previously expected. The increase was due to amendments to previous development, construction, transportation and other commercial agreements with Woodfibre LNG Limited and other partners, that became effective with the completion of the remaining substantive conditions, including BCUC approval of amended transportation rate schedules.
(4) In December 2023, the BCUC denied the CPCN application for the Okanagan Capacity Upgrade. While the BCUC agreed with the imminent need to address pipeline capacity shortfalls in the Okanagan Region, the Panel was not persuaded that the project was the optimal solution given the potential future impacts of provincial policy on natural gas peak demand over the long-term. The BCUC has instructed FortisBC to investigate short-term solutions to meet capacity needs in the Okanagan Region and submit a plan by the end of July 2024. Impact on amount and timing of capital expenditures remain unknown.
(5) Represents Fortis' 39% share of the estimated capital spending for the project.

SENSITIVITY EXPOSURE

Foreign Exchange

- Assumed forecast USD:CAD FX rate of 1.30 for 2024-2028
- 65% of regulated earnings[1] / 60% of capital plan in USD at U.S. & Caribbean utilities
- +/- $0.05 change in USD:CAD
  - EPS: ~$0.06
  - Five-year capital plan: $600M

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.03	$0.03
UNS Energy	$0.02	$0.01
FortisBC	$0.01	$0.01
Central Hudson	$0.01	$0.006
FortisAlberta	$0.01	$0.01

Note: EPS sensitivities reflect forecasted average annual impacts for 2024-2028. Foreign exchange EPS sensitivity inclusive of the Corporation's hedging activities.

(1) Non-U.S. GAAP financial measure for year ended December 31, 2023. Excludes Net Expense of Corporate and Other segment.


FORTIS
ALBERTA

ONGOING REGULATORY PROCEEDINGS

ITC

MISO Base ROE In 2022, the U.S. Court of Appeals for the D.C. Circuit vacated certain FERC orders that established the methodology used to calculate the MISO base ROE; matter dates back to complaints filed at FERC in 2013 and 2015; DC Circuit noted FERC did not adequately explain why it reintroduced the risk-premium model in its methodology which increased the MISO Base ROE from 9.88% to 10.02%; the court remanded the matter to FERC for further process; timing and outcome remain unknown

Notice of Proposed Rulemaking on Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO adder for transmission owners that have been RTO members for more than three years; stakeholder comments filed in June 2021; the supplemental NOPR and the initial incentive NOPR remain outstanding

Iowa Transmission Right of First Refusal[1] In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed is unconstitutional; statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state; the District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO LRTP Tranche one Iowa projects in reliance on the ROFR; in March 2024, the District Court issued an order denying all motions for reconsideration of its decision, including ITC's motion seeking reconsideration of the scope of the injunction; ITC appealed the District Court's order to the Iowa Supreme Court in April 2024; until there is more certainty around the resolution of these matters, we cannot predict the impact on the timing of capital expenditures related to the LRTP Tranche one Iowa LRTP projects

Central Hudson

Customer Information System Implementation In 2023, Central Hudson filed a response to the PSC's show cause order in respect of its new CIS; interim agreement reached with the PSC in July 2023 including independent third-party verification of recent system improvements relating to billing system and acceleration of plans to perform monthly meter reading; third-party review is complete, and PSC is reviewing the related report; timing and outcome remain unknown

General Rate Application In 2023, an application was filed with the PSC requesting new rates effective July 1, 2024 with an allowed ROE of 9.8% and 50% common equity ratio; in March 2024, Central Hudson agreed to an extension of the proceeding to July 31, 2024, subject to retroactive application to July 1, 2024; decision from the PSC expected in July 2024; timing and outcome remain unknown

FORTIS BC

2025-2027 Rate Framework In April 2024, FortisBC filed an application with the BCUC requesting approval of a rate framework for 2025-2027; process will continue throughout 2024

FORTIS ALBERTA

GCOC Decision In 2023, the AUC issued a decision on the GCOC proceeding and FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component for certain risk factors; in April 2024, the Court of Appeal granted permission to appeal; the appeal is expected to be complete by the end of 2024

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; timing and outcome remain unknown

(1) ITC's five-year capital plan includes ~US$900M in MISO LRTP Tranche 1 projects in Iowa. Under the MISO tariff, approximately 70% of the Tranche 1 projects are upgrades to ITC Midwest facilities along existing rights of way, which under MISO's tariff grants ITC Midwest the option to construct the upgrades regardless of the outcome of the appeal to the Iowa Supreme Court.

Q1 2024 SALES TRENDS

	CHANGE IN RETAIL ENERGY SALES	Q1 2024 vs. Q1 2023 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load down 1% primarily due to milder weather
UNS Energy Corporation A Fortis Company (1)	-2%	• Residential sales down 5% primarily due to lower heating load associated with milder temperatures; C&I sales up 1%; excluding weather impacts, retail sales down 1%
Central Hudson A FORTIS COMPANY	+3%	• Increase primarily due to higher average consumption by residential customers
FORTIS ALBERTA	+2%	• Residential sales up 4% mainly due to higher average consumption and customer additions; C&I sales up 1%
FORTIS BC	-1%	• Decrease in gas sales primarily due to lower average consumption
	+1%	• Residential electric sales up 4% due to higher average consumption resulting from colder weather; C&I electric sales flat
Other Electric	+3%	• Eastern Canadian residential sales up 2%; C&I sales up 3% • Caribbean sales up 6% due to customer growth and higher tourism-related activities

(1) Excludes wholesale sales at UNS Energy.



DEBT MATURITIES & PREFERENCE SHARE DIVIDENDS

Debt Maturities



10-Year Debt Maturities
$2.5
$2.0
$1.5
$1.0
$0.5
$-
billions
2024F
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
Non-Regulated(1)
Regulated

(1) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.

Preference Share Dividend Rate Resets



2024
Series M - $600M
December 1, 2024
Series H - $192M
June 1, 2025
2026

STRONG INVESTMENT-GRADE CREDIT RATINGS

COMPANY	S&P Global[1]	Moody's	Morningstar DBRS
Fortis Inc.	A-[2]	Baa3	A (low)
ITC Holdings Corp.	A-[2]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	BBB+	Baa1	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) In November 2023, S&P confirmed the Corporation's credit ratings and revised the issuer rating outlook for the Corporation and certain of its subsidiaries from stable to negative. S&P noted that the change reflects rising exposure to physical risks due to climate change. S&P also revised the FFO to debt downgrade threshold for the Corporation from 10.5% to 12.0%.

(2) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.



GLOSSARY

ACC	Arizona Corporation Commission
Aitken Creek	Aitken Creek Gas Storage ULC, formerly a direct 93.8%-owned subsidiary of FortisBC Holdings Inc.
AMI	Advanced Metering Infrastructure
ATM	At-the-market
AUC	Alberta Utilities Commission
BCUC	British Columbia Utilities Commission
Board	Board of Directors of the Corporation
CAGR	compound average growth rate of a particular item. CAGR = (EV/BV) $^{1-N}$ -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-US GAAP Financial Measures" on Slide 16.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CIS	customer information system
Common Equity Earnings	net earnings attributable to common equity shareholders
Corporation	Fortis Inc.
CPCN	certificate of public convenience and necessity
D.C. Circuit Court	U.S. Court of Appeals for the District of Columbia Circuit
DBRS Morningstar	DBRS Limited
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
FFO	funds from operations
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.
GCOC	generic cost of capital
GHG	greenhouse gas
IRP	Integrated Resource Plan
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
LNG	liquefied natural gas
LRTP	Long Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
Non-U.S. GAAP Financial Measures	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
PBR	performance-based regulation
PSC	New York State Public Service Commission
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
RFP	request for proposal
RNG	renewable natural gas
ROE	rate of return on common equity
ROFR	right of first refusal
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
TEP	Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
Wataynikaneyap	Wataynikaneyap Power Limited Partnership